

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via E-mail</u>
Mr. Paul Marciano
Chief Executive Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

      Re: Guess?, Inc.
             Form 10-K for Fiscal Year Ended January 29, 2011
             Filed March 28, 2011
             File No. 001-11893

Dear Mr. Marciano:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Tia Jenkins

                             Tia Jenkins
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel and
                             Health Care Services